                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 9)*

                   DUNES HOTELS AND CASINOS INC.
                          (Name of Issuer)

                    Common Stock, $.50 par value
                   (Title of Class of Securities)

                              265440107
                            (CUSIP Number)


       Kent N. Calfee, Esq., Calfee & Young, 611 North Street,
                  Woodland, CA 95695, (916) 666-2185
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                             March 26, 1997
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    2   OF   80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JOHN B. ANDERSON    ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

 NUMBER OF     7    SOLE VOTING POWER
  SHARES               -0-
BENEFICIALLY
  OWNED BY     8    SHARED VOTING POWER
    EACH               4,280,756 (See Item 4)
 REPORTING
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH               -0-

              10   SHARED DISPOSITIVE POWER
                      4,280,756 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,280,756 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.2

14  TYPE OF REPORTING PERSON*
          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    3   OF   80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CEDAR DEVELOPMENT CO. (formerly Maxim, Inc.) 93-080-0020

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

 NUMBER OF      7   SOLE VOTING POWER
  SHARES               -0-
BENEFICIALLY
  OWNED BY      8   SHARED VOTING POWER
    EACH               4,280,756 (See Item 4)
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH               -0-

               10   SHARED DISPOSITIVE POWER
                       4,280,756 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,280,756 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.2

14  TYPE OF REPORTING PERSON*
          HC


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    4   OF  80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          J.B.A. INVESTMENTS, INC.      68-004-1316

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

 NUMBER OF     7  SOLE VOTING POWER
   SHARES            -0-
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH             3,000,000 (See Item 4)
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH             -0-

              10  SHARED DISPOSITIVE POWER
                     3,000,000 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.1

14  TYPE OF REPORTING PERSON*
          CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    5   OF  80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BABY GRAND CORP.    88-013-7221

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

 NUMBER OF     7   SOLE VOTING POWER
BENEFICIALLY            -0-
  OWNED BY
    EACH       8   SHARED VOTING POWER
  REPORTING           1,280,756 (See Item 4)
   PERSON
    WITH       9   SOLE DISPOSITIVE POWER
                      -0-

               10  SHARED DISPOSITIVE POWER
                      1,280,756 (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,280,756 (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.1

14  TYPE OF REPORTING PERSON*
          CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    6   OF   80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          C.B.C. BUILDERS, INC.    68-011-5140

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California

 NUMBER OF     7  SOLE VOTING POWER
   SHARES            -0-
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY           -0-  (See Item 4)
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON            -0-  (See Item 4)
    WITH
              10  SHARED DISPOSITIVE POWER
                     -0-  (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-  (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          -0-  (See Item 4)

14  TYPE OF REPORTING PERSON*
          PN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.     265440107                     PAGE    7   OF  80   PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MURIETTA INVESTORS (a partnership composed of John B. Anderson and Erik J. Tallstrom)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                 (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California

 NUMBER OF     7  SOLE VOTING POWER
   SHARES             -0-  (See Item 4)
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH             -0-  (See Item 4)
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH             -0-  (See Item 4)

              10  SHARED DISPOSITIVE POWER
                     -0-  (See Item 4)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-  (See Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          -0-  (See Item 4)

14  TYPE OF REPORTING PERSON*
          CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

     IN  ADDITION TO THE REASONS IDENTIFIED IN THE LAST PARAGRAPH

OF  ITEM  4,  THIS AMENDMENT NO. 9 TO SCHEDULE 13D IS ALSO  BEING

FILED  AS  A  TECHNICAL AMENDMENT TO RESTATE  ELECTRONICALLY  THE

ENTIRE  TEXT OF THE PREVIOUSLY FILED SCHEDULE 13D AND  AMENDMENTS

THERETO  AS REQUIRED PURSUANT TO ITEM 101(a)(2)(ii) OF REGULATION

S-T UPON FILING THE FIRST ELECTRONIC AMENDMENT TO A PAPER FORMAT.

ITEMS  1  AND  2  RESTATE ONLY THE TEXT OF  AMENDMENT  NO.  8  TO

SCHEDULE  13D,  WHICH REPRESENTS THE MOST CURRENT STATUS  OF  THE

REPORTING PARTIES WITH RESPECT TO THOSE ITEMS.

ITEM 1.   SECURITY AND ISSUER.

     This  statement relates to the common stock, $.50 par  value

("Common  Stock") of Dunes Hotels and Casinos Inc.,  a  New  York

corporation  ("Dunes").  Dunes' principal executive  offices  are

located  at  4600   Northgate  Blvd.,   Suite  130,   Sacramento,

California 95834.

     The principal executive officers of Dunes include:

          President        John B. Anderson
                           4600 Northgate Blvd., Suite 130
                           Sacramento, California  95834

          Vice President   Brent L. Bowen
                           4600 Northgate Blvd., Suite 130
                           Sacramento, California  95834

          Secretary        Edward Pasquale
                           4600 Northgate Blvd., Suite 130
                           Sacramento, California  95834

          Treasurer        James H. Dale
                           4600 Northgate Blvd., Suite 130
                           Sacramento, California  95834

                                                         Page 8 of 80 Pages

ITEM 2.   IDENTITY AND BACKGROUND.

     A.   REPORTING PARTIES

     The  reporting  parties  are John B. Anderson  ("Anderson"),

Cedar  Development  Co., formerly Maxim Inc.   ("Cedar"),  J.B.A.

Investments,  Inc. ("J.B.A."), Baby Grand Corp.  ("Baby  Grand"),

C.B.C.   Builders,   Inc.  ("C.B.C."),  and  Murietta   Investors

("Murietta Investors").

     1.   ANDERSON

     Anderson's  business  address  is  P.O.  Box  1410,   Davis,

California   95617.  His  principal  occupations,  directly   and

indirectly through various corporations owned by him,  are  those of farming, real estate investment and development, and hotel and casino management.

     During  the  last five years, Anderson has  not  been:   (i)

convicted  in a criminal proceeding (excluding traffic violations and  similar misdemeanors); or (ii) a party to a civil proceeding of  a  judicial or administrative body of competent  jurisdiction resulting  in  his being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     Anderson is a United States citizen.

     2.   CEDAR

     Cedar's  principal office and business address is  P.O.  Box

1410,  Davis,  California  95617.  Cedar,  a  Nevada  corporation wholly-owned  by  Anderson,  is a holding  company.  Through  its

various  subsidiaries  Cedar  is  principally  engaged   in   the

businesses  of  farming, real estate investment and  development,

and hotel and casino management.

     During  the  last  five  years, Cedar  has  not  been:   (i)

convicted  in a criminal proceeding (excluding traffic violations and  similar misdemeanors); or (ii) a party to a civil proceeding of a

                                               Page 9 of 80 Pages
judicial   or   administrative  body  of  competent  jurisdiction

resulting  in  its being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     Anderson  is Cedar's sole director and holds all of  Cedar's executive  officer  positions.  The  information  requested  with respect  to Anderson is incorporated herein by reference to  Item

2(A)(1) above.

     3.   J.B.A.

     J.B.A.'s principal office and business address is P. O.  Box

1410,  Davis,  California 95617.  J.B.A.,  a  Nevada  Corporation

wholly-owned by Cedar, was formed for the purpose of  purchasing,

owning and holding certain shares and proxies of the Common Stock of Dunes.  See also Items 4, 5 and 6 hereof.

     During  the  last  five years, J.B.A.  has  not  been:   (i)

convicted  in a criminal proceeding (excluding traffic violations and  similar misdemeanors); or (ii) a party to a civil proceeding of  a  judicial or administrative body of competent  jurisdiction resulting  in  its being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     Anderson is J.B.A.'s sole director and holds all of J.B.A.'s executive  officer  positions.  The  information  requested  with respect  to Anderson is incorporated by reference to Item 2(A)(1)

above.

                                              Page 10 of 80 Pages

     4.   BABY GRAND

     Baby  Grand's principal office and business address  is  160

East  Flamingo  Avenue, Las Vegas, Nevada 80109.  Baby  Grand,  a

Nevada  corporation wholly-owned by Cedar, owns and operates  the

Maxim Hotel and Casino ("Maxim Hotel") in Las Vegas, Nevada.

     During  the last five years, Baby Grand has not  been:   (i)

convicted  in a criminal proceeding (excluding traffic violations and  similar misdemeanors); or (ii) a party to a civil proceeding of  a  judicial or administrative body of competent  jurisdiction resulting  in  its being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     On   March  10,  1992,  Baby  Grand  filed  a  petition  for

reorganization under federal bankruptcy laws.  In December  1992,

the  U.S.  Bankruptcy Court for the District of  Nevada  approved

Baby Grand's Plan of Reorganization.

     Anderson  is  president and a director of Baby  Grand.   The

information  requested with respect to Anderson  is  incorporated herein by reference to Item 2(A)(1) above.

     Mr.  Larry Feil is secretary and treasurer of Baby Grand and the  chief executive officer of Maxim Hotel.  Mr. Feil's business address is the same as Baby Grand's.  During the last five years,

Mr.  Feil  has not been:  (i) convicted in a criminal  proceeding

(excluding  traffic  violations  and  similar  misdemeanors);  or

(ii)   a   party  to  a  civil  proceeding  of  a   judicial   or

administrative  body of competent jurisdiction resulting  in  his being  subject  to  a judgment, decree or final  order  enjoining future  violations  of,  or prohibiting or  mandating  activities subject  to,  federal or state securities laws,  or  finding  any violation  with respect to such laws.  Mr. Feil is a  citizen  of the United States of America.

                                              Page 11 of 80 Pages

     5.   C.B.C.

     C.B.C.'s  principal  office is located  at  P.O.  Box  1410,

Davis, California 95617.  C.B.C. is a California corporation, the principal business of which is real estate development.

     During  the  last  five years, C.B.C.  has  not  been:   (i)

convicted  in a criminal proceeding (excluding traffic violations and  similar misdemeanors); or (ii) a party to a civil proceeding of  a  judicial or administrative body of competent  jurisdiction resulting  in  its being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     Anderson  is  the president, chief financial officer  and  a director  of  C.B.C.  The information requested with  respect  to

Anderson  is  incorporated herein by reference  to  Item  2(A)(1)

above.

     Erik  J.  Tallstrom is the vice president and a director  of

C.B.C.  Mr. Tallstrom's business address is P.O. Box 1410, Davis,

California  95617.   Mr.  Tallstrom's principal  occupations  are

financial advisor and real estate developer. During the last five years,  Mr. Tallstrom has not been:  (i) convicted in a  criminal

proceeding    (excluding   traffic   violations    and    similar

misdemeanors);  or  (ii)  a party to  a  civil  proceeding  of  a

judicial   or   administrative  body  of  competent  jurisdiction

resulting  in  his being subject to a judgment, decree  or  final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws,  or finding any violations with respect to such laws.

     C.B.C.  is  controlled through certain intermediary  holding

companies   owned  by  "Murietta  Investors."   See   below   for

information regarding Murietta Investors.

                                              Page 12 of 80 Pages

     6.   MURIETTA INVESTORS

     Murietta  Investors, a partnership composed of Anderson  and

Erik  J.  Tallstrom,  is  a California general  partnership,  the

principal  business  of  which is real estate  development.   The

address  of  its  principal  office  is  P.O.  Box  1410,  Davis,

California 95617.

     During the last five years, Murietta Investors has not been:

(i)   convicted  in  a  criminal  proceeding  (excluding  traffic violations and similar misdemeanors); or (ii) a party to a  civil proceeding  of  a  judicial or administrative body  of  competent jurisdiction resulting in his being subject to a judgment, decree or  final order enjoining future violations of, or prohibiting or mandating  activities  subject to, federal  or  state  securities laws, or finding any violations with respect to such laws.

     Anderson   is   a   partner  of  Murietta  Investors.    The

information  requested with respect to Anderson  is  incorporated herein by reference to Item 2(A)(1) above.

     Erik  J. Tallstrom is a partner of Murietta Investors.   The

information   requested  with  respect  to   Mr.   Tallstrom   is

incorporated herein by reference to Item 2(A)(5) above.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In  the  original  Schedule 13D  dated  May  23,  1984,  the reporting parties reported the following information as  required in Item 3.  The following is a restatement of that text:

     The aggregate purchase price of the shares of Common Stock and the proxies acquired and to be acquired by the reporting parties, as described in Item 5 and 6 of the original Schedule 13D, is approximately $29,700,000. This amount includes the principal amount of certain promissory notes issued by Anderson, the cost of certain letters of credit obtained by Anderson in connection with the purchase of said shares, the principal amount of a promissory note to be issued by Anderson and J.B.A. and the monetary consideration given by Anderson in the acquisition of one of said proxies; however, said amount is exclusive of interest charges which will be paid in connection with the purchase of said shares, attorneys' fees and other related expenses incurred in purchasing said shares and acquiring said proxies.

                                              Page 13 of 80 Pages

     For further information regarding the source of funds and consideration utilized by Anderson and J.B.A. in making such purchases and acquisition, see Items 5 and 6 of the original Schedule 13D which are incorporated herein by reference.

     Immediately after the acquisition of the shares of Common Stock and proxies referred to in Items 5 and 6 of the original Schedule 13D, Anderson sold certain shares of the Common Stock to Cedar and assigned his proxies to J.B.A., as more fully described in Item 6 to the original Schedule 13D. Cedar, in turn, immediately thereafter sold said shares of Common Stock to J.B.A., all as more fully described in Item 6 to the original
     Schedule 13D. For information regarding the source of funds and considerations utilized by Cedar and J.B.A., respectively, in making such purchases and acquisitions, see Item 6 of the original Schedule 13D, which is incorporated herein by reference.

     In  Amendment No. 1 to Schedule 13D dated February 11, 1985,

the  reporting  parties  reported the  following  information  as required in Item 3.  The following is a restatement of that text:

     The   following   shares  have  been   acquired   since
     January 1, 1985.

     ANDERSON   Anderson has acquired the  following  shares
     for his personal account using personal funds through open market transactions:


                                 SHARES          PRICE
                DATE            ACQUIRED       PER SHARE
          January 28, 1985        15,000        $2.875
          January 30, 1985         2,000         2.875
          February 1, 1985         2,000         2.875
                                 --------
                                  19,000

     BABY  GRAND   Baby  Grand  has acquired  the  following
     shares for its account using corporate funds through open market transactions:


                                   SHARES         PRICE
                  DATE            ACQUIRED      PER SHARE
           February  1, 1985       15,000        $2.875
           February  6, 1985       10,000         2.875
           February 11, 1985       47,200         2.875
           February 19, 1985        5,000         2.875
           February 21, 1985        5,000         2.875
                                  --------
                                   82,200

                                              Page 14 of 80 Pages

     On February 11, 1985, Baby Grand acquired 106,731 share of Dunes Common Stock in a private transaction from Financial Corporation of America ("F.C.A.") at the per share price of $2.34. Baby Grand used corporate funds for such acquisition.

     In  Amendment  No. 2 to Schedule 13D dated September,  1986,

the  reporting  parties  reported the  following  information  as required in Item 3.  The following is a restatement of that text:

     BABY GRAND On September 19, 1986, Baby Grand acquired the following shares for its account using corporate funds through a private transaction.

                      SHARES         PRICE
                     ACQUIRED      PER SHARE
                      600,000        $1.00

     C.B.C.   On  September  19, 1986, C.B.C.  acquired  the
     following shares for its account using corporate funds through a private transaction.

                      SHARES         PRICE
                     ACQUIRED      PER SHARE
                      634,760        $1.00

     In Amendment No. 3 to Schedule 13D dated March 25, 1987, the reporting parties reported the following information as  required in Item 3.  The following is a restatement of that text:

     C.B.C. C.B.C. acquired the following shares for its account using corporate funds through two private transactions in which the seller was United Federal Savings and Loan Association, 4125 Northwest 122nd Street, Oklahoma City, Oklahoma ("UFS"):


                                 SHARES         PRICE
                DATE            ACQUIRED      PER SHARE
           March 25, 1987        50,000        $2.50
           April 4, 1987         16,887         2.50

     The shares acquired by C.B.C. from UFS were shares previously owned by J.B.A. which had been pledged to UFS as collateral for a $1,000,000 loan from UFS to J.B.A. The Security Agreement evidencing the pledge of a total of 450,000 shares

                                              Page 15 of 80 Pages
     owned  by  J.B.A. is incorporated herein  by  reference
     from  these  reporting parties Schedule 13D,  Amendment
     No. 2, dated September 19, 1986, Item 7, Exhibit B, pages 17-45 (hereafter referred to as the "UFS Security
     Agreement").   UFS  declared the obligation  to  be  in
     default,  obtained  an  order  of  the  United   States
     Bankruptcy Court for the District of Nevada for  relief
     from the automatic stay, and advertised a "public sale"
     of the shares.  See Exhibit A attached to Amendment No.
     3   and   incorporated  herein  by  reference.   C.B.C.
     acquired  66,887  shares  privately  from  UFS.   These
     reporting persons are informed and believe that UFS has not sold any of the remaining 383,113 shares it holds pursuant to the UFS Security Agreement.

     In  Amendment No. 4 through Amendment No. 8 to Schedule 13D,

the reporting parties reported that Item 3 was not applicable.

     Item 3 is not applicable to this Amendment No. 9 to Schedule

13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     In  the  original  Schedule 13D  dated  May  23,  1984,  the reporting parties reported the following information as  required in Item 4.  The following is a restatement of that text:

     The shares of Common Stock and the proxies referred to in Item 5 of the original Schedule 13D were acquired by the reporting parties in order to enable them, either directly or indirectly, to acquire effective control of the Dunes.

     The reporting parties presently intend to acquire in the near future up to approximately 500,000 additional shares of Common Stock either through open market purchases or in private transactions, should they deem the price, terms and prevailing market conditions to be advantageous.

     J.B.A., and Cedar and Anderson, through their direct and indirect control of J.B.A., intend to review on a continuing basis J.B.A.'s interest in Dunes and may, depending on their evaluation of the Dunes' business and prospects determine to increase, decrease, hold as an investment, or dispose of all or a portion of J.B.A.'s position in Dunes, although at the present time it is more likely that J.B.A. will hold its position in Dunes as an investment. In making any such determination, J.B.A., and Maxim and Anderson, through their direct and indirect control of J.B.A., will also take into consideration other business opportunities available to them, general economic conditions, the price of the Common Stock, money and stock market conditions, regulatory conditions (including the attitudes of the Nevada Gaming Control Commission (the "Nevada Gaming Commission") and the New Jersey Casino Control Commission), the availability of any required financing and their own financial requirements.

                                              Page 16 of 80 Pages

     Pursuant to an understanding between Dunes and Anderson, promptly after the closing of that certain Purchase Agreement dated January 26, 1984, by and among Dunes, Anderson, and Cliff Perlman and Stuart Perlman (collectively, the "Perlmans"), as supplemented by the Supplemental Agreement dated May 23, 1984, by and between Anderson and the Dunes (collectively referred to herein as the "Purchase Agreement"), Anderson was elected to the Board of Directors of Dunes, appointed its Chairman of the Board and made a chief executive officer. Anderson intends to seek at least majority representation on the Board of Directors of Dunes at its next annual meeting of the stockholders.

     J.B.A., and Maxim and Anderson, through their direct and indirect control of J.B.A., intend to review the finances, corporate structure, organization and operation of Dunes and its subsidiaries, and may, based on such review, determine to cause to be made changes thereto, including but not limited to: (i) changing the articles of incorporation of Dunes to authorize a new class of approximately 10,000,000 shares of preferred stock; (ii) changing Dunes' state of incorporation from New York to Delaware; (iii) changing the articles of incorporation of Dunes to increase the amount of authorized Common Stock to approximately 25,000,000 shares; (iv) consolidating or reorganizing the subsidiaries of Dunes; (v) instituting employee stock option plans; (vi) restructuring the management of Dunes and its subsidiaries; and (vii) selling certain of the assets of Dunes and its subsidiaries in order to generate additional working capital for said corporations.

     Other than as set forth above, neither J.B.A., Maxim nor Anderson presently have any plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of Dunes, or the disposition of any securities of Dunes;
     (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation, involving Dunes or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of Dunes or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of Dunes; (e) any change in the present Board of Directors or management of Dunes, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (f) any other material change in Dunes' business or corporate structure; (g) changes in Dunes' charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Dunes by any other person;
     (h) causing a class of equity securities of Dunes to be delisted from a national securities exchange or to cease to be authorized to be quoted in the interdealer quotation system of a registered national securities association; (i) a class of equity securities of Dunes becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                                              Page 17 of 80 Pages

     In  Amendment No. 1 to Schedule 13D dated February 11, 1985,

the  reporting  parties  reported the  following  information  as required in Item 4.  The following is a restatement of that text:

     At the Annual Meeting of Stockholders of Dunes held December 19, 1984, Anderson and four other persons selected by Anderson were elected to Dunes Board of Directors. Four other persons, including three incumbent directors, were also elected. As a result, Anderson has a 5-4 majority on the Board of Directors in addition to his voting control of the stock of Dunes.

     In addition, at the 1984 Annual Meeting of Stockholders of Dunes, the stockholders approved two proposals supported by Anderson: (i) amendment of Dunes' Certificate of Incorporation to increase the authorized Common Stock of Dunes to 25,000,000 shares, and (ii) amendment of Dunes' Certificate of Incorporation to authorize a new class of preferred stock in the amount of 10,000,000 shares. Of the 25,000,000 shares of Common Stock authorized, 283,113 shares will be issued to J.B.A. to fulfill an obligation of Dunes to J.B.A. (See these reporting parties' Schedule 13D dated May 23, 1984, Item 5, page 16.)

     In Amendment No. 2 to Schedule 13D dated September 19, 1986,

the  reporting  parties  reported the  following  information  as required in Item 4.  The following is a restatement of that text:

     The  purpose of the transaction reported in Amendment
     No. 2 was investment.

     In Amendment No. 3 to Schedule 13D dated March 25, 1987, the reporting parties reported the following information as  required in Item 4.  The following is a restatement of that text:

     The  purpose  of the transaction reported in  Amendment
     No. 3 was investment.

     Independent of the transaction reported in Amendment No. 3, Dunes is presently engaged in certain material transactions which are reported in Dunes' Form 10-Q for the Quarter Ended September 30, 1987 and certain other reports filed under the Securities Exchange Act of 1934.

     In  Amendment No. 4 to Schedule 13D dated May 17, 1988,  the reporting parties reported that Item 4 was not applicable.

                                              Page 18 of 80 Pages

     In  Amendment No. 5 to Schedule 13D dated February 28, 1989,

the reporting parties reported that Item 4 was not applicable.

     In  Amendment No. 6 to Schedule 13D dated January 31,  1992,

the  reporting  parties  reported the  following  information  as required in Item 4.  The following is a restatement of that text:

     On January 31, 1992, Dunes received 250,000 shares of its Common Stock in partial settlement of an obligation owing to Dunes by Southcoast Sugar Company which reduced Dunes total outstanding Common Stock to 7,281,238. Solely as a result of the reduced number of shares outstanding, these reporting persons' respective percentages of beneficial ownership have increased.

     In  Amendment No. 7 to Schedule 13D dated August  10,  1992,

the  reporting  parties  reported the  following  information  as required in Item 4.  The following is a restatement of that text:

     A. Pursuant to the exercise of certain remedies by the Federal Deposit Insurance Corporation ("FDIC"), as receiver for United Federal Savings and Loan ("UFS"), on August 10, 1992, 383,133 shares of Common Stock which had been pledged by J.B.A. to UFS under a security agreement dated April 15, 1985, were transferred to Bear, Stearns Securities Corp. as nominee for FDIC.

     B. In connection with a Stipulation and Agreement ("Agreement") entered into by Dunes and the respective bankruptcy estates of Morris A. Shenker ("Shenker Estate") and I.J.K. Nevada, Inc. ("IJK Estate"), by and through their trustee, whereby all claims of Dunes against the Shenker Estate and the IJK Estate and all claims of the Shenker Estate and the IJK Estate against Dunes were settled, Dunes acquired a total of 821,142 shares of the Common Stock from the Shenker Estate and the IJK Estate. The Agreement was signed June 3, 1992 and approved by the United States Bankruptcy Court for the Eastern District of Missouri, Eastern Division, on June 5, 1992. The parties closed the transaction on June 17, 1992. Following the acquisition, the total Common Stock outstanding was reduced to 6,460,096 shares.

     In Amendment No. 8 to Schedule 13D dated September 12, 1995,

the  reporting  parties  reported the  following  information  as required in Item 4.  The following is a restatement of that text:

                                              Page 19 of 80 Pages

     On September 8, 1986, Eureka Federal Savings & Loan Association ("Eureka") obtained a judgment (the "Nevada Judgment") against Anderson in an aggregate amount in excess of $33,000,000 in a Nevada state court action arising out of certain promissory notes executed by Anderson in favor of Eureka. Effective November 30, 1989, Eureka and Anderson and certain related entities entered into the Debtor-Creditor Agreement (the "DCA") whereby Eureka agreed to forebear from executing on the Nevada Judgment and Anderson agreed to make certain payments to reduce the amount due on the Nevada Judgment. In connection with the DCA, Anderson and certain related entities pledged various assets, including shares of Dunes' Common Stock, to Eureka as collateral. These reporting persons are informed that effective July 29, 1993, Eureka, by then reformed and reorganized as Eurekabank, assigned all its rights against Anderson to the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC presently holds pursuant to pledge agreements 3,000,000 shares of Dunes' Common Stock beneficially owned by these reporting persons. In addition, as described in Eurekabank's Schedule 13D dated February 12, 1993 (the "Eurekabank Schedule 13D"), Eurekabank claims shared beneficial ownership of an additional 1,367,643 shares owned by other Anderson controlled entities. The Eurekabank Schedule 13D claims total beneficial ownership of 4,367,643 shares.

     The FDIC claims that Anderson had failed to pay the Nevada Judgment and had defaulted on the DCA. It filed an action in the United States District Court for the District of Nevada (the "Nevada Federal Court") against Anderson, Edith Anderson, Cedar, J.A. Inc., and J.B.A., Case No. CV-S-95-679-PMP (LRL), on July 14, 1995 (the "Nevada Federal Court Action"). Dunes is not a party to the action.

     On September 12, 1995, Anderson and the defendants named in the Nevada Federal Court Action entered into that certain Stipulation and Order For Entry of Order Appointing Receiver and For Injunctive Relief, and For Entry of Consent Judgment (the "Stipulation"). The Stipulation includes a provision for a consent judgment against Anderson and the named defendants (the "FDIC Consent Judgment"). If the FDIC Consent Judgment is entered in accordance with the Stipulation, Anderson and the named defendants will be liable to the FDIC for a sum in excess of $66,000,000, the assets of the Anderson and named defendants, including the pledged Dunes' Common Stock, will come into the control of a receiver, and the interests of Anderson and the named defendants in the assets will be foreclosed. On September 12, 1995, the Nevada Federal Court entered its Order Appointing Receiver and Granting Injunctive Relief (the "Order"). The Order stayed certain powers, including the power to control and manage the assets or the power to vote any securities, granted to the receiver, but allows the receiver to review the assets, observe the operations, and inspect certain books and records, including Dunes, relating to the assets of Anderson and the named defendants. The Nevada Federal court issued and entered Findings of Fact and Conclusions of Law in connection with the Order.

                                              Page 20 of 80 Pages

     Pursuant to the Stipulation and the Order, the FDIC, Anderson and the named defendants reached various agreements with regard to the claims of FDIC. The FDIC, Anderson and the named defendants shall, for a period of sixty (60) days from the date of entry of the Order, unless extended by written agreement, (the "Negotiation Period"), attempt to negotiate and execute a written agreement for the resolution of the FDIC claims (the "Settlement Agreement"). If the Settlement Agreement is not reached within the Negotiation Period, the FDIC may submit the FDIC Consent Judgment for immediate entry. If the Settlement Agreement is reached within the Negotiation Period, Anderson and the named defendants shall have an additional sixty (60) days from the date of execution of the Settlement Agreement, unless extended by written agreement, in which to perform under the Settlement Agreement (the "Closing Period"). If Anderson and the named defendants do not perform the Settlement Agreement within the Closing Period, the FDIC may submit the FDIC Consent Judgment for immediate entry.

     If  Anderson  and the named defendants  are  unable  to
     reach the Settlement Agreement, or are unable to perform the Settlement Agreement, or if the FDIC Consent Judgment is entered under other circumstances, a change in control of Dunes will result. Dunes does not know what actions the FDIC will take with respect to Dunes' Common Stock if the FDIC Consent Judgment is entered. The FDIC could continue to hold the Common Stock, could turn the Common Stock over to the receiver for purposes of further disposition, and could exercise voting rights, which could result in a change in the present board of directors or other corporate actions.

     This  Amendment No. 9 to Schedule 13D reports the  following new information as required in Item 4:

     In 1994, C.B.C. (including Murietta) transferred all of their right, title and interest in Dunes' Common Stock
     (86,887 shares) as payment for certain legal services previously provided on their behalf.

     On August 27, 1996, the FDIC rejected the tentative Settlement Agreement between the FDIC and Anderson and the named defendants. On August 28, 1996, the Nevada Federal Court entered the FDIC Consent Judgment order appointing a permanent receiver over the assets of Anderson and the named defendants (including the pledged Dunes' Common Stock) to the extent and with such powers as provided in the Receivership Order. The FDIC retained possession of approximately 3,000,000 shares of Dune's Common Stock pursuant to the FDIC Consent Judgment. On February 4, 1997, pursuant to the receivers request, the Nevada Federal Court terminated the receivership, discharged the receiver and appointed a special liquidating mater. The special liquidating master is to sell the assets of Anderson and the named defendants that serve as collateral for the obligations due the FDIC on terms and conditions ordered by the Nevada Federal Court. Included among the assets that the special liquidating master may sell are

                                              Page 21 of 80 Pages
     the outstanding shares of Dunes' Common Stock presently
     in   the  possession  of  the  FDIC.   If  the  special
     liquidating master or the FDIC obtains court approval and Dunes' shares are in fact sold to either persons or entities other than Anderson or entities controlled by Anderson, there will be a change in control of Dunes.

     On March 26, 1997, Anderson received letters from the FDIC to Baby Grand and J.B.A. stating, among other things, that all rights of Baby Grand and J.B.A. pertaining to the pledged collateral, including the pledged Dunes' Common Stock, shall thereby cease, and all such rights are thereby vested in the FDIC, which shall have the sole right to exercise such voting and other consensual rights and to receive such dividends, distributions and other payments with respect to the pledged collateral, including the pledged Dunes' Common Stock. Baby Grand owns approximately 1,280,756 shares or 20.1% of the outstanding voting stock of Dunes, and J.B.A. owns 3,000,000 shares or 47.1% of the outstanding voting stock of Dunes.

     Pursuant to letters dated March 28, 1997, Anderson, on behalf of himself, Cedar, Baby Grand and J.B.A., advised the FDIC that they each disagreed with the FDIC's contention that the FDIC holds the right to assert voting control over the pledged Dunes' Common Stock, as well as certain other pledged stock, and that the Anderson entities will continue to conduct their business, including ownership of the pledged Dunes' Common Stock, as they deemed appropriate under the circumstances.

     On June 2, 1997, the FDIC filed in the U.S. District Court for the District of Nevada a Motion of the Federal Deposit Insurance Corporation for a Declaration of its Rights Respecting the Exercise of Voting Rights of Certain Stock. In the event that the U.S. District Court grants the FDIC's motion and/or rules that the FDIC possesses rights to vote the pledged Dunes' Common Stock, a change in control of Dunes may occur.

     Depending on a resolution of the foregoing, should the FDIC successfully assert voting rights over the pledged
     Dunes' Common Stock, there will be a change in control of Dunes.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

           a.    The information called for in this sub-item
     is   hereby   incorporated  by  reference   from   each
     respective cover page.

           b. The following chart discloses the entities with whom Anderson shares voting and dispositive power of Common Stock of Dunes:

                                              Page 22 of 80 Pages

                        JOHN B. ANDERSON
               SHARED VOTING AND DISPOSITIVE POWER

                  AMOUNT OF
                   SHARED       PERSON
     RECORD        COMMON       SHARED
     OWNER       STOCK HELD      WITH              EXPLANATION
     J.B.A.       3,000,000      FDIC     Security Agreement and  Pledge
                                          of  Stock  ("Anderson Pledge")
                                          by  and  between Anderson  and
                                          Eureka, incorporated herein by
                                          reference   to  the   original
                                          Schedule  13D  dated  May  23,
                                          1984,   Item  7,  Exhibit   D;
                                          Stipulation  and   Order   For
                                          Entry   of   Order  Appointing
                                          Receiver  and  For  Injunctive
                                          Relief,   and  For  Entry   of
                                          Consent    Judgment    entered
                                          September  12,  1995  (collec-
                                          tively  "FDIC Stipulation  and
                                          Order") incorporated herein by
                                          reference to Amendment  No.  8
                                          to    Schedule    13D    dated
                                          September  12,  1995,  Exhibit
                                          99.02;  and  Consent  Judgment
                                          dated  August 28, 1996  ("FDIC
                                          Consent Judgment").  See  also
                                          Item  4 to this Amendment  No.
                                          9.

     Baby Grand   1,280,756      FDIC     Security Agreement and  Pledge
                                          of  Stock dated May 23,  1984,
                                          by and between Maxim, Inc. and
                                          Eureka, incorporated herein by
                                          reference to Amendment  No.  2
                                          to    Schedule    13D    dated
                                          September  19, 1986,  Item  7,
                                          Exhibit  A;  and  Baby   Grand
                                          Pledge     Agreement     dated
                                          November  30,  1989,  by   and
                                          between Baby Grand and Eureka,
                                          incorporated     herein     by
                                          reference to Amendment  No.  5
                                          to    Schedule    13D    dated
                                          February  28,  1987,  Item  7,
                                          Exhibit A (collectively  "Baby
                                          Grand      Pledge");      FDIC
                                          Stipulation  and  Order;  FDIC
                                          Consent  Judgment.  See   also
                                          Item  4 to this Amendment  No.
                                          9.

                                M & R     Pledge    Agreement   (364,760
                              Investment  shares)  dated March 4,  1991,
                               Company,   by  and between Baby Grand and
                                 Inc.     M&R  Investment Company,  Inc.
                                          ("MRI") incorporated herein to
                                          Amendment  No. 5  to  Schedule
                                          13D  dated February 28,  1989,
                                          Item  7, Exhibit B; and Pledge
                                          Agreement   (915,366   shares)
                                          dated April 1, 1990; Extension
                                          of   Pledge  Agreement   dated
                                          November 30, 1991;

                                                     Page 23 of 80 Pages

                                          and Second Extension of Pledge
                                          Agreement dated March 4,  1991
                                          each  incorporated  herein  by
                                          reference to Amendment  No.  5
                                          to Schedule 13D dated February
                                          28,  1989,  Item 7, Exhibit  C
                                          (collectively,    the     "MRI
                                          Pledge").  See also Item 4  to
                                          this Amendment No. 9.

     C.B.C.           0          FDIC     Pursuant   to   a   settlement
                                          agreement  dated in  September
                                          1986  and  reconfirmed  as  of
                                          November  30, 1989, EurekaBank
                                          holds a general lien over  all
                                          assets of Anderson, which  may
                                          include entities controlled by
                                          Anderson,  including   C.B.C.;
                                          FDIC  Stipulation  and  Order;
                                          FDIC  Consent  Judgment.    In
                                          1994,     C.B.C.    (including
                                          Murietta) transferred  all  of
                                          their    right,   title    and
                                          interest   in  Dunes'   Common
                                          Stock   (86,887   shares)   as
                                          payment   for  legal  services
                                          previously provided  on  their
                                          behalf.   See also Item  4  to
                                          this Amendment No. 9.
                 -----------
                  4,280,756
                 -----------

     The following chart discloses the entities with whom Cedar shares voting and disposition power of Common
     Stock of Dunes:

                      CEDAR DEVELOPMENT CO.
               SHARED VOTING AND DISPOSITIVE POWER

                  AMOUNT OF
                   SHARED       PERSON
     RECORD        COMMON       SHARED
     OWNER       STOCK HELD      WITH               EXPLANATION
     J.B.A.       3,000,000      FDIC     Anderson Pledge; FDIC Stipulation
                                          and Order; FDIC Consent Judgment.
                                          See also Item 4 to this Amendment
                                          No. 9.

     Baby Grand   1,280,756      FDIC     Baby     Grand    Pledge;    FDIC
                                          Stipulation   and   Order;   FDIC
                                          Consent Judgment.  See also  Item
                                          4 to this Amendment No. 9.

                                                       Page 24 of 80 Pages

                                 MRI      MRI  Pledge.  See also Item 4  to
                                          this Amendment No. 9.
                 -----------
                  4,280,756
                 -----------

     (The shares held by Cedar, J.B.A. and Baby Grand with shared voting and dispositive power are the same shares discussed above under "John B. Anderson.")

     Other than as previously provided, these reporting persons do not have available to them information required to respond to Item 2 with respect to FDIC as required by Item 5(b).

     For information with respect to Cedar, see Item 2(A)(2) and Item 4 of this Amendment No. 9.

     For  information  with  respect  to  J.B.A.,  see  Item
     2(A)(3) and Item 4 of this Amendment No. 9.

     For  information with respect to Baby Grand,  see  Item
     2(A)(4) and Item 4 of this Amendment No. 9.

     For information with respect to Murietta Investors, see
     Item 2(A)(6) and Item 4 of Amendment No. 9.

     For  information  with  respect  to  C.B.C.,  see  Item
     2(A)(5) and Item 4 of this Amendment No. 9.

                                              Page 25 of 80 Pages

           c. The information called for in this sub-item is included in Item 4 of this Amendment No. 9 to
     Schedule 13D and is hereby incorporated by reference. These reporting persons effected no other transactions in the last sixty (60) days.

           d. Except as described above, only these reporting persons have the right to receive or the power to direct the receipt of the dividends from or the proceeds from the sale of the Common Stock reported as beneficially owned hereunder.

           e. In the event that the FDIC Consent Judgment to which reference is made in Item 4 of this Amendment No. 9 is entered, these reporting persons will cease to be beneficial owners of the Company's Common Stock.

ITEM 6. CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     In  the  original  Schedule 13D  dated  May  23,  1984,  the reporting parties reported the following information as  required in Item 6.  The following is a restatement of that text:

     Pursuant to the Purchase Agreement, a copy of which is attached to the original Schedule 13D and is incorporated herein by this reference, Anderson agreed to purchase from Clifford and Stuart Perlman the outstanding obligation of the Dunes to the Perlmans for the sum of $25,000,000. (As of the closing date of the Purchase Agreement, the amount of such obligation was approximately $36,500,000.) Also, pursuant to the Purchase Agreement, the Dunes and Anderson agreed to exchange said obligation for 3,450,000 shares of Common Stock to be issued by the Dunes.

     Pursuant  to  the  terms  of  the  Purchase  Agreement:
     (i) Anderson obtained a $2,000,000 letter of credit to guarantee to Dunes his performance under the Purchase Agreement; and (ii) Anderson obtained a $2,000,000 letter of credit to guarantee to the Perlmans his performance under the Purchase Agreement. In addition, Anderson agreed to pay the Perlmans the $25,000,000 referred to above by way of a $25,000,000 promissory note in favor of the Perlmans (the "Perlman Promissory Note") bearing 8% interest per annum, interest payable quarterly, principal and interest all due and payable 18 months from the closing date of the Purchase Agreement. A copy of the Perlman Promissory Note is attached to the original Schedule 13D as Exhibit C and is incorporated herein by this reference. The Perlman Promissory Note is secured by a letter of credit issued by Eureka. 3,000,000 shares of the Common Stock acquired from the Dunes and certain other shares of a privately held company are pledged to Eureka to secure said letter of credit. A copy of the pledge agreement between Anderson and Eureka (the "Eureka Pledge Agreement") regarding 3,000,000 shares of Common Stock is attached to the Original Schedule 13D and is incorporated herein by this reference.

                                              Page 26 of 80 Pages

     In accordance with the terms of that certain Amended and Restated Escrow Agreement dated March 30, 1984, by and among Anderson, the Perlmans and the Dunes (the "Escrow Agreement"), the Purchase Agreement was closed on May 23, 1984 after the last of the regulatory approvals which were conditions to closing was obtained on said date. A copy of the Escrow Agreement is attached to the original Schedule 13D as Exhibit E and is incorporated herein by this reference. On the date of said closing, the two $2,000,000 letters of credit referred to above were canceled. In addition on said date, Dunes issued to Anderson 3,166,887 shares of Common Stock. Dunes is obligated under the Purchase Agreement to deliver an additional 283,113 shares of Common Stock from either additional authorized common stock (when such amount is authorized) or from the first 283,113 shares of treasury stock released from current pledges or renewals thereof to creditors of Dunes.

     Also in consideration of Anderson entering into the Purchase Agreement and in accordance with the terms of a letter from Morris Shenker (the principal stockholder of I.J.K.) to Anderson, a copy of which is attached to the original Schedule 13D as Exhibit F and is incorporated herein by this reference, on May 23, 1984, I.J.K. granted to Anderson a proxy (the "I.J.K. Proxy") with respect to certain shares of the Common Stock, which proxy lapses on November 30, 1985. A copy of the I.J.K. Proxy is attached hereto as Exhibit G and is incorporated herein by this reference. Pursuant to the terms of the I.J.K. Proxy, Anderson has the right to vote the shares subject to the I.J.K. Proxy except in the circumstances set forth in Exhibit G. The number of shares of Common Stock subject to the I.J.K. Proxy is the lesser of: (i) 600,000 shares; or (ii) that number of shares which, when added together with the shares owned by Anderson and any entity owned by Anderson, equals 51% of the voting power of the issued and outstanding shares of Dune's stock entitled to vote. As of the date of this statement, 600,000 shares of Common Stock are the subject of the I.J.K. Proxy.

     In addition, pursuant to the Valley Bank Agreement, a copy of which is attached to the original Schedule 13D as Exhibit H and incorporated herein by this reference, Valley Bank agreed to sell to Anderson or his nominee 400,000 shares of the Common Stock for $8.25 per share. The sale of said shares is conditioned, among other things, upon Anderson obtaining the approvals of certain regulatory authorities and the satisfaction of certain obligations set forth in a Memorandum of Understanding dated March 8, 1984, among Valley Bank, the Riddle Estate, Tiger Investment Company, Marion Riddle and the heirs of the Riddle Estate (the "Memorandum of Understanding"). (Valley Bank is acquiring the 400,000 shares it intends to sell to Anderson pursuant to the Valley Bank Agreement from the Riddle Estate pursuant to said Memorandum of Understanding.) Pursuant to the terms of the Valley
     Bank Agreement, Anderson has agreed to deliver to Valley Bank, in consideration for said shares, a promissory note (the "Valley Bank Promissory Note") in the principal amount of $3,300,000, bearing interest at 10% per annum, interest payable semi-annually and all principal and interest due on June 1, 1987. A copy of the form of the Valley Bank Promissory Note is attached

                                              Page 27 of 80 Pages
     as  an  exhibit to the Valley Bank Agreement.  Pursuant
     to the Valley Bank Agreement, J.B.A. shall acquire said shares and Anderson and J.B.A. will be co-maker of the
     Valley   Bank   Promissory  Note.   The   Valley   Bank
     Promissory Note is to be secured by a pledge of the 400,000 shares of the Common Stock acquired from Valley Bank, pursuant to a pledge agreement between J.B.A. and Valley Bank (the "Valley Bank Pledge Agreement"), a copy of which is attached as an exhibit to the Valley
     Bank Agreement.

     On  May  23,  1984, the Riddle Estate and  Valley  Bank
     granted to Anderson a proxy (the "Riddle Proxy") with respect to 400,000 shares of the Common Stock. A copy of the Riddle Proxy is attached to the original
     Schedule 13D as Exhibit I and is incorporated herein by this reference. Pursuant to the terms of the Riddle
     Proxy, Anderson has the right to vote the shares subject to the Riddle Proxy only in connection with the election of directors of the Dunes. The Riddle Proxy lapses upon the closing of the Memorandum of Understanding. The consideration given for the granting of the Riddle Proxy was $100.00 and the entering into and consummation of the Purchase Agreement by Anderson.

     Also, on May 5, 1984, Anderson and Jerome D. Mack, individually and as trustee of the Paradise Trust, the Nate Mack Living Trust and the Royal Trust, entered into an agreement (the "Mack Agreement") pursuant to which Mr. Mack agreed to sell to Anderson 71,400 shares of the Common Stock at $8.25 per share. Under the terms of the Mack Agreement, a copy of which is attached to the original Schedule 13D and is incorporated herein by this reference, the sale of such shares was conditioned, among other things, upon Anderson obtaining the approvals of certain regulatory authorities, the last of which approvals was obtained on May 23, 1984. In consideration for said sale and pursuant to the terms of the Mack Agreement, Anderson delivered to Mr. Mack, individually and as trustee, promissory notes (the "Mack Promissory Notes") in the aggregate principal amount of $589,050, bearing interest at 10% per annum, interest payable semi-annually and all principal and interest due on June 1, 1987. Copies of the Mack Promissory Notes are attached to the original Schedule 13D as Exhibit K and are incorporated herein by this reference. The Mack Promissory Notes are secured by a pledge of the 71,400 shares of the Common Stock acquired from Mr. Mack, pursuant to the pledge agreements between Mr. Mack, individually and as trustee of the trust described above, and Anderson (the "Mack Pledge Agreements"), copies of which are attached to the original Schedule 13D as Exhibit L and are incorporated herein by this reference.

     On May 23, 1984, each of David Calfee, Mr. Cline and the Calfee & Young Trusts granted to J.B.A. proxies with respect to 2,000, 10,000 and 6,000 shares of the Common Stock, respectively. Copies of said proxies are attached to the original Schedule 13D as Exhibit M, N and O respectively, and are incorporated herein by this reference. The consideration given by J.B.A. for the obtaining of such proxies was the entering into and consummation of the Purchase Agreement by Anderson. Pursuant to the terms of said proxies, J.B.A. has the right to vote the shares

                                              Page 28 of 80 Pages
     subject to such proxies only in connection with the election of Directors of Dunes. Said proxies lapse on November 30, 1985.

     On May 23, 1984, Anderson sold all of his right, title and interest in the 3,450,000 shares of Common Stock which are subject to the Purchase Agreement to Maxim pursuant to an assignment agreement dated May 23, 1984 (the "Maxim Assignment Agreement"). Maxim delivered to Anderson 470 shares of its own common stock and assumed certain debt of Anderson (see Item 5 to the original
     Schedule 13D) in consideration of such purchase. A copy of the Maxim Assignment Agreement is attached to
     the   original  Schedule  13D  as  Exhibit  F  and   is
     incorporated herein by this reference. Immediately thereafter, Maxim sold said right, title and interest in said shares to J.B.A pursuant to an assignment agreement dated May 23, 1984 (the "J.B.A. Assignment Agreement"). J.B.A. delivered to Maxim 100 shares of its own common stock and assumed the debt Maxim assumed from Anderson referred to above in consideration for such purchase. A copy of the J.B.A. Purchase and Assignment Agreement is attached to the original
     Schedule 13D as Exhibit Q and is incorporated herein by this reference. Both of such assignments are subject to the various pledge agreements entered by Anderson as discussed above.

     On May 23, 1984, Anderson assigned to J.B.A. the Riddle Proxy and the I.J.K. Proxy pursuant to an assignment of proxies agreement (the "Assignment of Proxies") in consideration of J.B.A. assuming the above described certain liabilities of Anderson under the Valley Bank Agreement and the Mack Agreement. A copy of Assignment of Proxies is attached to the original Schedule 13D as Exhibit R and is incorporated herein by reference.

     Other than as indicated in the original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the original Schedule 13D and between any such person and any other person with respect to the securities of Dunes, including but not limited to, transfer or voting of any of Dunes' securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profit or loss or the giving or withholding of proxies.

     In  Amendment No. 1 to Schedule 13D dated February 11, 1985,

the  reporting  parties  reported the  following  information  as required in Item 6.  The following is a restatement of that text:

     Dunes is to issue 283,113 shares of Common Stock to J.B.A. as a result of authorization of up to 25,000,000 shares of Common Stock at Dunes Annual Meeting of stockholders on December 19, 1984. These 283,113 shares are the shares reported in these reporting parties' Schedule 13D dated May 23, 1984, Item

                                              Page 29 of 80 Pages

     6, page 23 as the 283,113 shares to which Dunes was obligated to deliver under the Purchase Agreement described therein.

     As of the December 19, 1984 Annual Meeting of Stockholders of Dunes, the shares subject to the I.J.K. Proxy described in these reporting parties' Schedule 13D, Item 6, pages 23-23, were 247,289. This number is subject to further reduction upon these reporting parties' additional acquisition of Dunes stock.

     The I.J.K. Proxy, a copy of which is attached to these reporting parties Schedule 13D, as Exhibit G, pages 59-63, provides that the shares subject to the proxy "shall be reduced . . . as of the date of the relevant vote for which this irrevocable proxy is granted." Since the only relevant vote to date was the December 19, 1984 Annual Meeting of Stockholders, the proxy shares were reduced in accordance with the terms of the I.J.K. Proxy on such date. Due to these reporting parties' subsequent acquisitions of Dunes Common Stock, if a "relevant vote" were held as of the date hereof, the shares subject to the I.J.K. Proxy would be 39,458, resulting in beneficial ownership of these reporting parties of 4,186,789 shares, or 51.1% of the Dunes Common Stock outstanding.

     The 400,000 shares Anderson agreed to purchase under the Valley Bank Agreement, described in these reporting parties' Schedule 13D dated May 23, 1984, Item 6, pages 24-25, were acquired by J.B.A. under the terms described therein on September 28, 1984. As a result of such transaction, the Riddle Proxy lapsed.

     J.B.A. acquired the 71,400 shares pursuant to the Mack Agreement, described in these reporting parties'
     Schedule 13D dated May 23, 1984, Item 6, pages 26-27, upon close of the transaction on September 28, 1984. As a result of such transaction, the proxies granted thereunder to Anderson lapsed.

     In Amendment No. 2 to Schedule 13D dated September 19, 1986,

the  reporting  parties  reported the  following  information  as required in Item 6.  The following is a restatement of that text:

     The I.J.K. Proxy, the Calfee Proxy, the Cline Proxy and the Calfee & Young Trust Proxies all lapsed by their terms on November 30, 1985. As described in Item 5(b) to Amendment No. 2, Eureka, pursuant to the terms of the Eureka Pledge Agreement, has declared a default thereunder and shares voting power and dispositive power as to 3,000,000 of the shares owned of record by J.B.A. Additionally, Eureka may share voting and dispositive power of Cedar's stock ownership of Baby Grand pursuant to the terms of a Security Agreement and Pledge of Stock dated May 23, 1984, by and between Maxim, Inc. (now "Cedar") and Eureka (a copy of which is attached to Amendment No. 2 as Exhibit A), under which Cedar pledged its 100% stock ownership of Baby Grand. Eureka has taken

                                              Page 30 of 80 Pages
     formal steps to declare a default under the terms of this pledge agreement and may have the right to assert indirect voting power or dispositive power over the Dunes Common Stock owned of record by Baby Grand.

     As described in Item 5(b) above, United, pursuant to the terms of its pledge agreement (Exhibit B to Amendment No. 2), has declared a default thereunder, and may share voting power and dispositive power as to 450,000 of the shares owned of record by J.B.A.

     In Amendment No. 3 to Schedule 13D dated March 25, 1987, the reporting parties reported the following information as  required in Item 6.  The following is a restatement of that text:

     As  described in Item 3 and 5 above in Amendment No. 3,
     UFS  issued  a  Notice of Public Sale  of  the  Secured
     Collateral of Anderson (Exhibit A to Amendment  No.  3)
     of all 450,000 shares held on March 25, 1987.

     In  Amendments  No.  4  through 8 to Schedule  13D,  Item  6 incorporated by reference the response to Item 6 of Amendment No.

2  to Schedule 13D dated September 19, 1986, and Amendment No.  3 to Schedule 13D dated November 20, 1986.

     This  Amendment No. 9 to Schedule 13D reports the  following new information as required in Item 5:

     As described in Item 4 above, on March 26, 1997, Anderson received letters (Exhibits 99.08 and 99.09 to this Amendment No. 9) from the FDIC to Baby Grand and J.B.A. stating, among other things, that all rights of Baby Grand and J.B.A. pertaining to the pledged collateral, including the Dunes' Common Stock, shall thereby cease, and all of such rights are thereby vested in the FDIC, which shall have the sole right to exercise such voting and other consensual rights and to receive such dividends, distribution, and other payments with respect to the pledged collateral, including the pledged Dunes' Common Stock.

     As described in Item 4 above, pursuant to letters dated March 28, 1997 (Exhibits 99.10 through 99.13 to this Amendment No. 9), Anderson, on behalf of himself, Cedar, Baby Grand and J.B.A., advised the FDIC that they each disagreed with the FDIC's contention that the FDIC holds the right to assert voting control over the pledged Dunes' Common Stock, as well as certain other pledged stock, and that the Anderson entities will continue to conduct their business, including ownership of the pledged Dunes' Common Stock, as they deem appropriate under the circumstances.

                                              Page 31 of 80 Pages

     As described in Item 4 above, the FDIC has filed a Motion in the U.S. District Court for the District of Nevada seeking a ruling that FDIC possesses the right to vote the pledged Dunes' Common Stock.

     Depending on a resolution of the foregoing, should the FDIC successfully assert voting rights over the pledged
     Dunes' Common Stock, there will be a change in control of Dunes.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


 EXHIBIT                        DESCRIPTION
   NO.


  10.01    Purchase  Agreement dated January  26,  1984,  by  and
           between  John  B. Anderson, Dunes Hotels  and  Casinos
           Inc.,   Clifford  Perlman  and  Stuart   Perlman,   is
           incorporated herein by reference to Schedule 13D (file
           no. 5-33952) dated May 23, 1984, Item 7, Exhibit B.

  10.02 Promissory Note dated May 23, 1984, in the principal amount of $25,000,000, by John B. Anderson in favor of Clifford Perlman and Stuart Perlman, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit C.

  10.03    Security Agreement and Pledge of Stock dated  May  23,
           1984,  by  and  between John B.  Anderson  and  Eureka
           Federal Savings and Loan Association, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit D.

  10.04    Amended and Restated Escrow Agreement dated March  30,
           1984, by and between J.B.A. Investments, Inc., John B.
           Anderson,  Dunes  Hotels  and Casinos  Inc.,  Clifford
           Perlman and Stuart Perlman, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
           May 23, 1984, Item 7, Exhibit E.

  10.05    Letter Agreement dated January 31, 1984, by Morris  A.
           Shenker in favor of John B. Anderson, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit F.

  10.06    Irrevocable  Proxy dated 1984, by I.J.K. Nevada,  Inc.
           in favor of John B. Anderson, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
           May 23, 1984, Item 7, Exhibit G.

  10.07    Stock  Purchase  and Sale Agreement  dated  April  17,
           1984, by and between John B. Anderson and Valley Bank of Nevada, is incorporated herein by reference to
           Schedule  13D (file no. 5-33952) dated May  23,  1984,
           Item 7, Exhibit H.

  10.08    Irrevocable Proxy dated May 23, 1984, by the Estate of
           Mayor A. Riddle, Deceased and Valley Bank of Nevada in favor of John B. Anderson, is

                                              Page 32 of 80 Pages

           incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit I.

  10.09 Stock Purchase and Sale Agreement dated May 5, 1984, by and between John B. Anderson, Jerome D. Mack, the
           Paradise  Trust, the Nate Mack Living  Trust  and  the
           Royal  Trust,  is incorporated herein by reference  to
           Schedule  13D (file no. 5-33952) dated May  23,  1984,
           Item 7, Exhibit J.

  10.10 Demand Note dated June 1, 1987, in the principal amount of $297,000 by J.B.A. Investments, Inc. and John B. Anderson in favor of the Royal Trust; Demand
           Note dated June 1, 1987, in the principal amount of $209,550 by J.B.A. Investments, Inc. and John B.
           Anderson in favor of the Paradise Trust; Demand Note dated June 1, 1987, in the principal amount of $21,450 by J.B.A. Investments, Inc. and John B. Anderson in favor of Jerome D. Mack; and Demand Note dated June 1,
           1987,  in  the principal amount of $61,050  by  J.B.A.
           Investments,  Inc. and John B. Anderson  in  favor  of
           Nate Mack Living Trust, are incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
           May 23, 1984, Item 7, Exhibit K.

  10.11    Security Agreement and Pledge of Stock dated 1984,  by
           and  between  J.B.A. Investments, Inc. and  Jerome  D.
           Mack;  Security  Agreement and Pledge of  Stock  dated
           1984, by and between J.B.A. Investments, Inc. and  the
           Nate  Mack Living Trust; Security Agreement and Pledge
           of   Stock   dated   1984,  by  and   between   J.B.A.
           Investments, Inc. and the Paradise Trust; and Security
           Agreement  and  Pledge of Stock  dated  1984,  by  and
           between J.B.A. Investments, Inc. and the Royal  Trust,
           are  incorporated herein by reference to Schedule  13D
           (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit
           L.

  10.12    Irrevocable  Proxy dated May 23, 1984,  by  David  W.,
           Calfee in favor of J.B.A. Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit M.

  10.13 Irrevocable Proxy dated May 22, 1984, by Anthony Cline in favor of J.B.A. Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit N.

  10.14    Irrevocable  Proxy  dated May 23, 1984,  by  Calfee  &
           Young  in  favor  of J.B.A. Investments,  Inc.  (3,700
           shares);  Irrevocable Proxy dated  May  23,  1984,  by
           Calfee  &  Young in favor of J.B.A. Investments,  Inc.
           (600 shares); Irrevocable Proxy dated May 23, 1984, by
           Calfee  &  Young in favor of J.B.A. Investments,  Inc.
           (400  shares);  and Irrevocable Proxy  dated  May  23,
           1984,   by   Calfee  &  Young  in  favor   of   J.B.A.
           Investments,  Inc.  (1,300 shares),  are  incorporated
           herein by reference to Schedule 13D (file no. 5-33952)
           dated May 23, 1984, Item 7, Exhibit O.

  10.15 Assignment dated May 23, 1984, by John B. Anderson in favor of Maxim, Inc., is

                                              Page 33 of 80 Pages

           incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit P.

  10.16 Assignment dated May 23, 1984, by Maxim, Inc. in favor of J.B.A. Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
           May 23, 1984, Item 7, Exhibit Q.

  10.17    Assignment of Proxies dated May 23, 1984, by  John  B.
           Anderson in favor of J.B.A. Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit R.

  10.18 Agreement Re: Schedule 13D Filing dated June 1984, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit S.

  10.19    Agreement  Re: Schedule 13D Filing dated February  27,
           1985, is incorporated herein by reference to Amendment
           No.  1  to  Schedule  13D  (file  no.  5-33952)  dated
           February 11, 1985, Item 7, Exhibit A.

  10.20    Security Agreement and Pledge of Stock dated  May  23,
           1984,  by  and between Maxim, Inc. and Eureka  Federal
           Savings and Loan Association, is incorporated herein by reference to Amendment No. 2 to Schedule 13D (file no. 5-33952) dated September 19, 1986, Item 7, Exhibit
           A.

  10.21    Security  Agreement  dated  April  15,  1985,  by  and
           between  John  B. Anderson and United Federal  Savings
           and  Loan  Association,  is  incorporated  herein   by
           reference to Amendment No. 2 to Schedule 13D (file no.
           5-33952) dated September 19, 1986, Item 7, Exhibit B.

  10.22    Agreement Re: Schedule 13D Filing dated September  19,
           1986, is incorporated herein by reference to Amendment
           No.  2  to  Schedule  13D  (file  no.  5-33952)  dated
           September 19, 1986, Item 7, Exhibit C.

  10.23    Agreement  Re:  Schedule 13D Filing  dated  March  25,
           1987, is incorporated herein by reference to Amendment
           No.  3  to  Schedule  13D  (file  no.  5-33952)  dated
           March 23, 1987, Item 7, Exhibit B.

  10.24    Security Agreement and Pledge of Stock dated  May  23,
           1988, by and between J.B.A. Investments, Inc. and Valley Bank of Nevada, is incorporated herein by reference to Amendment No. 4 to Schedule 13D (file no.
           5-33952) dated May 17, 1988, Item 7, Exhibit B.

  10.25 Agreement Re: Schedule 13D Filing dated May 17, 1988, is incorporated herein by reference to Amendment No. 4 to Schedule 13D (file no. 5-33952) dated May 17, 1988,
           Item 7, Exhibit C.

  10.26 Baby Grand Pledge Agreement dated November 30, 1989, by and between Baby

                                              Page 34 of 80 Pages

           Grand  Corp.  and  Eureka  Federal  Savings  and  Loan
           Association, is incorporated herein by reference to Amendment No. 5 to Schedule 13D (file no. 5-33952) dated February 28, 1989, Item 7, Exhibit A.

  10.27    Pledge  Agreement dated March 4, 1991, by and  between
           Baby  Grand Corp. and M&R Investments Company (364,760
           shares),  is  incorporated  herein  by  reference   to
           Amendment  No.  5 to Schedule 13D (file  no.  5-33952)
           dated February 28, 1989, Item 7, Exhibit B.

  10.28    Pledge  Agreement dated April 1, 1990, by and  between
           Baby  Grand  Corp.  and M&R Investment  Company,  Inc.
           (915,366 shares); Extension of Pledge Agreement  dated
           November  30,  1990;  and Second Extension  to  Pledge
           Agreement dated March 4, 1991, are incorporated herein by reference to Amendment No. 5 to Schedule 13D (file no. 5-33952) dated February 28, 1989, Item 7, Exhibit
           C.

  10.29    Agreement  Re: Schedule 13D Filing dated February  28,
           1989, is incorporated herein by reference to Amendment
           No.  5  to  Schedule  13D  (file  no.  5-33952)  dated
           February 28, 1989, Item 7, Exhibit D.

  10.30 Agreement Re: Schedule 13D Filing dated June 29, 1992, is incorporated herein by reference to Amendment No. 6 to Schedule 13D (file no. 5-33952) dated January 31,
           1992, Item 7, Exhibit A.

  10.31    Agreement  Re:  Schedule 13D Filing dated  August  17,
           1992, is incorporated herein by reference to Amendment
           No.  7  to  Schedule  13D  (file  no.  5-33952)  dated
           August 10, 1992, Item 7, Exhibit C.

  10.32    Agreement Re: Schedule 13D Filing dated September  26,
           1995, is incorporated herein by reference to Amendment
           No.  8  to  Schedule  13D  (file  no.  5-33952)  dated
           September 12, 1995, Item 7, Exhibit A.

  10.33    Agreement  Re:   Schedule 13D Filing  dated  June  18,
           1997.

  99.01    Notice  of  Public Sale dated March 12, 1987,  of  the
           Secured   Collateral   of   John   B.   Anderson,   is
           incorporated herein by reference to Amendment No. 3 to
           Schedule 13D (file no. 5-33952) dated March 12,  1987,
           Item 7, Exhibit A.

  99.02    Notice  of  Public Sale dated April 8,  1988,  of  the
           Secured   Collateral   of   John   B.   Anderson,   is
           incorporated herein by reference to Amendment No. 4 to
           Schedule  13D (file no. 5-33952) dated May  17,  1988,
           Item 7, Exhibit A.

  99.03    Stipulation and Agreement, dated June 3, 1992, by  and
           between  Dunes  Hotels  and  Casinos,  Inc.  and   the
           bankruptcy  estate  of  Morris  A.  Shenker  and   the
           bankruptcy   estate  of  I.J.K.  Nevada,   Inc.,   are
           incorporated herein by reference to Dunes  Hotels  and
           Casinos Inc. Current Report on Form 8-K (file  no.  1-
           4385), dated June 17, 1992, Item 7, Exhibit 28.00.

                                              Page 35 of 80 Pages

  99.04    Order  approving Stipulation and Agreement  issued  by
           the   U.S.  Bankruptcy  Court,  Eastern  District   of
           Missouri, Eastern Division, is incorporated herein  by
           reference  to  Dunes Hotels and Casinos  Inc.  Current
           Report  on Form 8-K (file no. 1-4385), dated June  12,
           1992, Item 7, Exhibit 28.01.

  99.05    Stipulation  and  Order For Entry of Order  Appointing
           Receiver  and For Injunctive Relief, and For Entry  of
           Consent Judgment, entered September 12, 1995, is incorporated herein by reference to Amendment No. 8 to
           Schedule  13D  (file no. 5-33952) dated September  12,
           1995, Item 7, Exhibit 99.01.

  99.06    Order  Appointing  Receiver  and  Granting  Injunctive
           Relief, entered September, 12, 1995, is incorporated herein by reference to Amendment No. 8 to Schedule 13D
           (file  no. 5-33952) dated September 12, 1995, Item  7,
           Exhibit 99.02.

  99.07    Findings  of  Facts  and Conclusions  of  Law  entered
           September   12,  1995,  are  incorporated  herein   by
           reference to Amendment No. 8 to Schedule 13D (file no.
           5-33952)  dated  September 12, 1995, Item  7,  Exhibit
           99.03.

  99.08    Letter dated March 18, 1997, to Baby Grand Corp.  from
           Federal   Deposit   Insurance  Corporation   regarding
           pledged shares of Dunes Hotels and Casinos Inc.

  99.09    Letter  dated  March 18, 1997, to J.B.A.  Investments,
           Inc.   from   Federal  Deposit  Insurance  Corporation
           regarding  pledged shares of Dunes Hotels and  Casinos
           Inc.

  99.10    Letter  dated  March  28,  1997,  to  Federal  Deposit
           Insurance Corporation from Baby Grand Corp. regarding pledged shares of Dunes Hotels and Casinos Inc.

  99.11    Letter  dated  March  28,  1997,  to  Federal  Deposit
           Insurance  Corporation  from   Cedar  Development  Co.
           regarding pledged shares of Baby Grand Corp.

  99.12    Letter  dated  March  28,  1997,  to  Federal  Deposit
           Insurance Corporation from John B. Anderson regarding pledged shares of Cedar Development Co.

  99.13    Letter  dated  March  28,  1997,  to  Federal  Deposit
           Insurance  Corporation  from  JBA  Investments,   Inc.
           regarding  pledged shares of Dunes Hotels and  Casinos
           Inc.

  99.14    Motion  of  the Federal Deposit Insurance  Corporation
           for  the  Declaration  of its  Rights  Respecting  the
           Exercise  of  Voting  Rights  of  Certain  Stock   and
           Memorandum   of   Points   and  Authorities   (without
           exhibits).

                                              Page 36 of 80 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief,  I  certify  that  the  information  set  forth  in  this statement is true, complete and correct.

     Dated this 18th day of June 1997.

                                  J.B.A. INVESTMENTS, INC.


                                  By:  /s/ John B. Anderson
                                       JOHN B. ANDERSON
                                  Its: President


                                  CEDAR DEVELOPMENT CO.
                                  (FORMERLY MAXIM, INC.)


                                  By:  /s/ John B. Anderson
                                       JOHN B. ANDERSON
                                  Its: President


                                  BABY GRAND CORP.


                                  By:  /s/ John B. Anderson
                                       JOHN B. ANDERSON
                                  Its: President


                                  /s/ John B. Anderson
                                  JOHN B. ANDERSON

                                              Page 37 of 80 Pages

                                  C.B.C. BUILDERS, INC.


                                  By:  /s/ John B. Anderson
                                       JOHN B. ANDERSON
                                  Its: President


                                  MURIETTA INVESTORS


                                  By:  /s/ John B. Anderson
                                       JOHN B. ANDERSON
                                  Its: General Partner


                                              Page 38 of 80 Pages



                          EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION                   PAGE NO.

   10.01 Purchase Agreement dated January 26, 1984, by and between John B. Anderson, Dunes Hotels and Casinos Inc., Clifford Perlman and Stuart
             Perlman, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
             May 23, 1984, Item 7, Exhibit B.

   10.02 Promissory Note dated May 23, 1984, in the principal amount of $25,000,000, by John B.
             Anderson in favor of Clifford Perlman and Stuart Perlman, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit C.

   10.03     Security Agreement and Pledge of Stock  dated
             May 23, 1984, by and between John B. Anderson
             and   Eureka   Federal   Savings   and   Loan
             Association,   is  incorporated   herein   by
             reference to Schedule 13D (file no.  5-33952)
             dated May 23, 1984, Item 7, Exhibit D.

   10.04     Amended  and Restated Escrow Agreement  dated
             March   30,  1984,  by  and  between   J.B.A.
             Investments,  Inc., John B.  Anderson,  Dunes
             Hotels and Casinos Inc., Clifford Perlman and
             Stuart  Perlman,  is incorporated  herein  by
             reference to Schedule 13D (file no.  5-33952)
             dated May 23, 1984, Item 7, Exhibit E.

   10.05     Letter  Agreement dated January 31, 1984,  by
             Morris  A.  Shenker  in  favor  of  John   B.
             Anderson, is incorporated herein by reference
             to  Schedule  13D  (file no.  5-33952)  dated
             May 23, 1984, Item 7, Exhibit F.

   10.06     Irrevocable  Proxy  dated  1984,  by   I.J.K.
             Nevada, Inc. in favor of John B. Anderson, is
             incorporated herein by reference to  Schedule
             13D  (file  no. 5-33952) dated May 23,  1984,
             Item 7, Exhibit G.

   10.07     Stock   Purchase  and  Sale  Agreement  dated
             April  17,  1984,  by  and  between  John  B.
             Anderson  and  Valley  Bank  of  Nevada,   is
             incorporated herein by reference to  Schedule
             13D  (file  no. 5-33952) dated May 23,  1984,
             Item 7, Exhibit H.

   10.08     Irrevocable Proxy dated May 23, 1984, by  the
             Estate  of  Mayor  A.  Riddle,  Deceased  and
             Valley  Bank of Nevada in favor  of  John  B.
             Anderson, is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
             May 23, 1984, Item 7, Exhibit I.

   10.09     Stock   Purchase  and  Sale  Agreement  dated
             May 5, 1984, by and between John B. Anderson,
             Jerome D. Mack, the Paradise Trust, the

                                                  Page 39 of 80 Pages

             Nate  Mack Living Trust and the Royal  Trust,
             is   incorporated  herein  by  reference   to
             Schedule 13D (file no. 5-33952) dated May 23,
             1984, Item 7, Exhibit J.

   10.10     Demand  Note  dated  June  1,  1987,  in  the
             principal   amount  of  $297,000  by   J.B.A.
             Investments,  Inc. and John  B.  Anderson  in
             favor  of the Royal Trust; Demand Note  dated
             June  1,  1987,  in the principal  amount  of
             $209,550  by  J.B.A.  Investments,  Inc.  and
             John  B.  Anderson in favor of  the  Paradise
             Trust; Demand Note dated June 1, 1987, in the
             principal   amount  of  $21,450   by   J.B.A.
             Investments, Inc. and John B. Anderson in favor of Jerome D. Mack; and Demand Note dated June 1, 1987, in the principal amount of $61,050 by J.B.A. Investments, Inc. and
             John B. Anderson in favor of Nate Mack Living
             Trust, are incorporated herein by reference to Schedule 13D (file no. 5-33952) dated
             May 23, 1984, Item 7, Exhibit K.

   10.11     Security Agreement and Pledge of Stock  dated
             1984, by and between J.B.A. Investments, Inc.
             and  Jerome  D. Mack; Security Agreement  and
             Pledge of Stock dated 1984, by and between J.B.A. Investments, Inc. and the Nate Mack
             Living Trust; Security Agreement and Pledge of Stock dated 1984, by and between J.B.A.
             Investments, Inc. and the Paradise Trust; and
             Security Agreement and Pledge of Stock  dated
             1984, by and between J.B.A. Investments, Inc.
             and the Royal Trust, are incorporated herein by reference to Schedule 13D (file no. 5-
             33952) dated May 23, 1984, Item 7, Exhibit L.

   10.12     Irrevocable  Proxy dated  May  23,  1984,  by
             David   W.,   Calfee  in  favor   of   J.B.A.
             Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit M.

   10.13     Irrevocable  Proxy dated  May  22,  1984,  by
             Anthony Cline in favor of J.B.A. Investments,
             Inc., is incorporated herein by reference  to
             Schedule 13D (file no. 5-33952) dated May 23,
             1984, Item 7, Exhibit N.

   10.14     Irrevocable  Proxy dated  May  23,  1984,  by
             Calfee   &   Young   in   favor   of   J.B.A.
             Investments, Inc. (3,700 shares); Irrevocable
             Proxy  dated May 23, 1984, by Calfee &  Young
             in  favor  of J.B.A. Investments,  Inc.  (600
             shares);  Irrevocable  Proxy  dated  May  23,
             1984,  by  Calfee & Young in favor of  J.B.A.
             Investments,    Inc.   (400   shares);    and
             Irrevocable  Proxy dated  May  23,  1984,  by
             Calfee   &   Young   in   favor   of   J.B.A.
             Investments,   Inc.   (1,300   shares),   are
             incorporated herein by reference to  Schedule
             13D  (file  no. 5-33952) dated May 23,  1984,
             Item 7, Exhibit O.

                                                  Page 40 of 80 Pages

   10.15     Assignment  dated May 23, 1984,  by  John  B.
             Anderson   in  favor  of  Maxim,   Inc.,   is
             incorporated herein by reference to  Schedule
             13D  (file  no. 5-33952) dated May 23,  1984,
             Item 7, Exhibit P.

   10.16     Assignment dated May 23, 1984, by Maxim, Inc.
             in favor of J.B.A. Investments, Inc., is incorporated herein by reference to Schedule
             13D  (file  no. 5-33952) dated May 23,  1984,
             Item 7, Exhibit Q.

   10.17     Assignment of Proxies dated May 23, 1984,  by
             John   B.   Anderson  in  favor   of   J.B.A.
             Investments, Inc., is incorporated herein by reference to Schedule 13D (file no. 5-33952) dated May 23, 1984, Item 7, Exhibit R.

   10.18     Agreement Re: Schedule 13D Filing dated  June
             1984, is incorporated herein by reference  to
             Schedule 13D (file no. 5-33952) dated May 23,
             1984, Item 7, Exhibit S.

   10.19     Agreement  Re:  Schedule  13D  Filing   dated
             February 27, 1985, is incorporated herein by reference to Amendment No. 1 to Schedule 13D
             (file  no. 5-33952) dated February 11,  1985,
             Item 7, Exhibit A.

   10.20     Security Agreement and Pledge of Stock  dated
             May  23, 1984, by and between Maxim, Inc. and
             Eureka  Federal Savings and Loan Association,
             is   incorporated  herein  by  reference   to
             Amendment No. 2 to Schedule 13D (file no.  5-
             33952)  dated  September 19,  1986,  Item  7,
             Exhibit A.

   10.21 Security Agreement dated April 15, 1985, by and between John B. Anderson and United
             Federal Savings and Loan Association, is incorporated herein by reference to Amendment
             No. 2 to Schedule 13D (file no. 5-33952) dated September 19, 1986, Item 7, Exhibit B.

   10.22     Agreement  Re:  Schedule  13D  Filing   dated
             September 19, 1986, is incorporated herein by reference to Amendment No. 2 to Schedule 13D
             (file  no. 5-33952) dated September 19, 1986,
             Item 7, Exhibit C.

   10.23     Agreement  Re:  Schedule  13D  Filing   dated
             March 25, 1987, is incorporated herein by reference to Amendment No. 3 to Schedule 13D
             (file no. 5-33952) dated March 23, 1987, Item
             7, Exhibit B.

   10.24     Security Agreement and Pledge of Stock  dated
             May   23,   1988,   by  and  between   J.B.A.
             Investments, Inc. and Valley Bank of  Nevada,
             is   incorporated  herein  by  reference   to
             Amendment No. 4 to Schedule 13D (file no.  5-
             33952) dated May 17, 1988, Item 7, Exhibit B.

   10.25     Agreement  Re:  Schedule  13D  Filing   dated
             May 17, 1988, is

                                                  Page 41 of 80 Pages
             incorporated herein by reference to Amendment
             No. 4 to Schedule 13D (file no. 5-33952) dated May 17, 1988, Item 7, Exhibit C.

   10.26     Baby    Grand    Pledge    Agreement    dated
             November 30, 1989, by and between Baby  Grand
             Corp.  and  Eureka Federal Savings  and  Loan
             Association,   is  incorporated   herein   by
             reference to Amendment No. 5 to Schedule  13D
             (file  no. 5-33952) dated February 28,  1989,
             Item 7, Exhibit A.

   10.27     Pledge Agreement dated March 4, 1991, by  and
             between  Baby Grand Corp. and M&R Investments
             Company  (364,760  shares),  is  incorporated
             herein  by reference to Amendment  No.  5  to
             Schedule   13D   (file  no.  5-33952)   dated
             February 28, 1989, Item 7, Exhibit B.

   10.28 Pledge Agreement dated April 1, 1990, by and between Baby Grand Corp. and M&R Investment
             Company, Inc. (915,366 shares); Extension  of
             Pledge Agreement dated November 30, 1990; and
             Second  Extension to Pledge  Agreement  dated
             March 4, 1991, are incorporated herein by reference to Amendment No. 5 to Schedule 13D
             (file  no. 5-33952) dated February 28,  1989,
             Item 7, Exhibit C.

   10.29     Agreement  Re:  Schedule  13D  Filing   dated
             February 28, 1989, is incorporated herein by reference to Amendment No. 5 to Schedule 13D
             (file  no. 5-33952) dated February 28,  1989,
             Item 7, Exhibit D.

   10.30     Agreement  Re:  Schedule  13D  Filing   dated
             June 29, 1992, is incorporated herein by reference to Amendment No. 6 to Schedule 13D
             (file  no.  5-33952) dated January 31,  1992,
             Item 7, Exhibit A.

   10.31     Agreement  Re:  Schedule  13D  Filing   dated
             August 17, 1992, is incorporated herein by reference to Amendment No. 7 to Schedule 13D
             (file  no.  5-33952) dated August  10,  1992,
             Item 7, Exhibit C.

   10.32     Agreement  Re:  Schedule  13D  Filing   dated
             September 26, 1995, is incorporated herein by reference to Amendment No. 8 to Schedule 13D
             (file  no. 5-33952) dated September 12, 1995,
             Item 7, Exhibit A.

   10.33     Agreement Re:  Schedule 13D Filing dated June     45
             18, 1997.

   99.01     Notice  of Public Sale dated March 12,  1987,
             of   the   Secured  Collateral  of  John   B.
             Anderson, is incorporated herein by reference
             to  Amendment No. 3 to Schedule 13D (file no.
             5-33952)  dated  March  12,  1987,  Item   7,
             Exhibit A.

   99.02     Notice of Public Sale dated April 8, 1988, of
             the  Secured Collateral of John B.  Anderson,
             is   incorporated  herein  by  reference   to
             Amendment No. 4 to Schedule 13D (file no.  5-
             33952) dated May 17, 1988, Item 7,

                                                  Page 42 of 80 Pages

             Exhibit A.

   99.03     Stipulation  and  Agreement,  dated  June  3,
             1992,   by  and  between  Dunes  Hotels   and
             Casinos, Inc. and the bankruptcy estate of Morris A. Shenker and the bankruptcy estate of I.J.K. Nevada, Inc., are incorporated herein by reference to Dunes Hotels and Casinos Inc. Current Report on Form 8-K (file no. 1-4385), dated June 17, 1992, Item 7,
             Exhibit 28.00.

   99.04 Order approving Stipulation and Agreement issued by the U.S. Bankruptcy Court, Eastern
             District of Missouri, Eastern Division, is incorporated herein by reference to Dunes
             Hotels  and  Casinos Inc. Current  Report  on
             Form  8-K  (file no. 1-4385), dated June  12,
             1992, Item 7, Exhibit 28.01.

   99.05     Stipulation  and  Order For  Entry  of  Order
             Appointing   Receiver  and   For   Injunctive
             Relief,  and  For Entry of Consent  Judgment,
             entered  September 12, 1995, is  incorporated
             herein  by reference to Amendment  No.  8  to
             Schedule   13D   (file  no.  5-33952)   dated
             September 12, 1995, Item 7, Exhibit 99.01.

   99.06     Order   Appointing  Receiver   and   Granting
             Injunctive  Relief,  entered  September,  12,
             1995, is incorporated herein by reference to Amendment No. 8 to Schedule 13D (file no. 5-
             33952)  dated  September 12,  1995,  Item  7,
             Exhibit 99.02.

   99.07     Findings  of  Facts  and Conclusions  of  Law
             entered  September 12, 1995, are incorporated
             herein  by reference to Amendment  No.  8  to
             Schedule   13D   (file  no.  5-33952)   dated
             September 12, 1995, Item 7, Exhibit 99.03.

   99.08     Letter  dated March 18, 1997, to  Baby  Grand     47
             Corp.    from   Federal   Deposit   Insurance
             Corporation regarding pledged shares of Dunes
             Hotels and Casinos Inc.

   99.09     Letter   dated  March  18,  1997,  to  J.B.A.     52
             Investments,   Inc.  from   Federal   Deposit
             Insurance   Corporation   regarding   pledged
             shares of Dunes Hotels and Casinos Inc.

   99.10     Letter  dated  March  28,  1997,  to  Federal     57
             Deposit Insurance Corporation from Baby Grand
             Corp.   regarding  pledged  shares  of  Dunes
             Hotels and Casinos Inc.

   99.11     Letter  dated  March  28,  1997,  to  Federal     59
             Deposit  Insurance  Corporation  from   Cedar
             Development Co. regarding pledged shares of Baby Grand Corp.

                                                  Page 43 of 80 Pages

   99.12     Letter  dated  March  28,  1997,  to  Federal     61
             Deposit  Insurance Corporation from  John  B.
             Anderson  regarding pledged shares  of  Cedar
             Development Co.

   99.13     Letter  dated  March  28,  1997,  to  Federal     63
             Deposit   Insurance  Corporation   from   JBA
             Investments, Inc. regarding pledged shares of Dunes Hotels and Casinos Inc.

   99.14     Motion   of  the  Federal  Deposit  Insurance     65
             Corporation for the Declaration of its Rights
             Respecting the Exercise of Voting  Rights  of
             Certain  Stock and Memorandum of  Points  and
             Authorities (without exhibits).


                                              Page 44 of 80 Pages

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